SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                                (Amendment No. 4)


                             ML MEDIA PARTNERS, L.P.
                       (Name of Subject Company (Issuer))

                               AKULA PARTNERS LLC
                             AQUITANIA PARTNERS L.P.
                          AQUITANIA (QP) PARTNERS L.P.
                            MAURETANIA PARTNERS L.P.
                             PROVIDENCE CAPITAL, LLC
                      (Names of Filing Persons (Offerors))

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                   55307J 10 2
                      (CUSIP Number of Class of Securities)

                                  Vince Vertin
                             Providence Capital, LLC
                          261 School Avenue, Suite 400
                           Excelsior, Minnesota 55331
                                 (952) 401-6100
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With copies to:

                              Brian T. Black, Esq.
                            Matthew F. Bergmann, Esq.
                              Winston & Strawn LLP
                              35 West Wacker Drive
                             Chicago, Illinois 60601
                                 (312) 558-5600

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
        ----------------------                     --------------------
            $ 9,870,000.00                               $ 798.48

----------

*For purposes of calculating the filing fee only. This amount assumes the purchase of 13,160 Units of the subject company at $750 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of the cash offered by the Purchaser.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $798.48          Filing Party:  Akula Partners LLC
Form or Registration Number: 005-50572    Date Filed:  November 13, 2003,
                                                       November 26, 2003,
                                                       December 5, 2003 and
                                                       December 9, 2003


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                  INTRODUCTION


        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (which together with Amendment Nos. 1, No. 2, and No. 3 to the Tender Offer Statement on Schedule TO constitute the "Tender Offer Statement"), filed with the Securities and Exchange Commission on November 13, 2003 and as amended November 26, 2003, December 5, 2003, and December 9, 2003, relating to the tender offer by Akula Partners LLC (the "Purchaser"), Aquitania Partners L.P., Aquitania (QP) Partners L.P., Mauretania Partners L.P. and Providence Capital, LLC to purchase up to 13,160 units of limited partnership interest ("Units") of ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $750 per Unit in cash, reduced by any cash distributions made or declared on or after November 13, 2003 (to the extent the Purchaser does not receive such distributions with respect to any Units accepted for payment), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 13, 2003, as amended December 5, 2003 (as amended, the "Offer to Purchase"), and in the related Agreement of Assignment and Transfer and accompanying documents. Terms used but not otherwise defined in this Amendment No. 4 shall have the meanings given to such terms in the Tender Offer Statement or the Offer to Purchase, as applicable.

        This Amendment No. 4 is filed to reflect the issuance by the Purchaser of a press release dated December 18, 2003, announcing the extension of the Expiration Date of the Offer to 5:00 p.m., New York City time, on December 30, 2003. The Offer was scheduled to expire at 5:00 p.m., New York City time, on December 22, 2003. A copy of the press release is attached hereto as Exhibit
(a)(8) and hereby is incorporated by reference into this Tender Offer Statement in response to Item 11 of this Tender Offer Statement.


ITEM 12.  EXHIBITS.

(a) (1) Offer to Purchase dated November 13, 2003, as amended December 5, 2003.*
(a) (2) Form of Agreement of Assignment and Transfer.*
(a) (3) Letter to Unitholders dated November 13, 2003.*
(a) (4) Summary Publication of Notice of Offer dated November 13, 2003.*
(a) (5) Agreement of Confidentiality between Providence Capital, LLC and the Partnership dated November 12, 2003.*
(a) (6) Letter to Unitholders dated November 26, 2003.*
(a) (7) Press Release dated December 9, 2003.*


(a) (8) Press Release dated December 18, 2003.


----------
*Previously filed

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify, in each of the capacities set forth below, that the information set forth in this statement is true, complete and correct.


Dated: December 18, 2003


                           AKULA PARTNERS LLC

                             By: PROVIDENCE CAPITAL, LLC

                             By: /s/ JOHN C. KOPCHIK
                                 ---------------------------
                                 President

                           AQUITANIA PARTNERS L.P.

                             By: PROVIDENCE CAPITAL, LLC

                             By: /s/ JOHN C. KOPCHIK
                                 ---------------------------
                                 President

                           AQUITANIA (QP) PARTNERS L.P.

                             By: PROVIDENCE CAPITAL, LLC

                             By: /s/ JOHN C. KOPCHIK
                                 ---------------------------
                                 President

                           MAURETANIA PARTNERS L.P.

                             By: PROVIDENCE CAPITAL, LLC

                             By: /s/ JOHN C. KOPCHIK
                                 ---------------------------
                                 President

                           PROVIDENCE CAPITAL, LLC

                             By: /s/ JOHN C. KOPCHIK
                                 ---------------------------
                                 President

                                  EXHIBIT INDEX

Exhibit       Description

(a) (1) Offer to Purchase dated November 13, 2003, as amended December 5, 2003.*
(a) (2) Form of Agreement of Assignment and Transfer.*
(a) (3) Letter to Unitholders dated November 13, 2003.*
(a) (4) Summary Publication of Notice of Offer dated November 13, 2003.*
(a) (5) Agreement of Confidentiality between Providence Capital, LLC and the Partnership dated November 12, 2003.*
(a) (6) Letter to Unitholders dated November 26, 2003.*
(a) (7) Press Release dated December 9, 2003.*


(a) (8) Press Release dated December 18, 2003.


----------
*Previously filed